DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201

Certificate of Amendment

PURSUANT TO NRS 78.385 and 78.390

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock

1. Name of corporation:

E-CHANNELS, INC.

2. The articles have been amended as follows (provide article numbers, if available):

The name of the corporation is:

ETI Corporation

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 51% plus .

4. Signatures (Required):

\S\ Paul Lanham
Paul Lanham, President